UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Quest Resource Corporation

(Name of Issuer)
COMMON STOCK ($0.001 PAR VALUE PER SHARE)

(Title of Class of Securities)
748349305

(CUSIP Number)
Stephen S. Taylor, Jr.
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	748349305

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP )
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,607,375 shares(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,607,375 shares(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,607,375 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON

IA
(1)	Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No.	748349305

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,298,624 shares(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,298,624 shares(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,298,624 shares(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14	TYPE OF REPORTING PERSON

IN
(1)	With respect to the shares held in Mr. Stephen S. Taylor’s Roth IRA.
(2)	Consists of 691,249 shares owned by Stephen S. Taylor’s Roth IRA and 1,607,375 owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

SCHEDULE 13D
     This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quest Resource Corporation, a Nevada Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102.
Item 2. Identity and Background.
(a)-(c) and (f) This Schedule 13D is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the Reporting Party”). TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605. Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.
(d) and (e). During the last five years, Mr. Taylor has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Taylor, through his individually owned Roth IRA, acquired 691,249 shares of the Issuer for total consideration of $342,678.62. The source of the funds was his personal resources. TAM acquired for Taylor International Fund, Ltd. (“TIF”) 1,607,375 shares of the Issuer for total consideration of $728,655.57. The source of the funds was from Mr. Taylor and other investors not named herein.
Item 4. Purpose of Transaction.
     The Reporting Party originally acquired the Common Stock for investment purposes in the ordinary course of business. The Reporting Party believes that certain related party transactions between the Issuer and its subsidiaries, and between QELP and QMP are uneconomic and unsustainable. Further, the Reporting Party believes that certain members of former management were not capable of effectively representing the Issuer, may not have been competent or sufficiently capable of analyzing and agreeing to such arrangements, including arrangements regarding hedging contracts, financing terms, and transportation and gas shipment charges.
     Additionally, the current corporate structure of the Issuer and its related entities may make it difficult for management to best represent the Issuer’s individual and separate interests.
     The Reporting Party intends to review its investment in the Company on a continuing basis, engage in additional discussions with, among others, management, the Issuer’s lenders, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, the composition of the Board of Directors, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation: the Issuer’s financial position; the status of the Issuer’s credit agreements with its primary lender, the Royal Bank of Canada (“RBC”), and other indebtedness; ongoing related party transactions, the actions and conflicts of RBC and other Issuer lenders; the Issuer’s relationships; status of, payments to and conflicts with the Issuer’s financial advisors; the Issuer’s assets and strategic direction; the proposed recombination of the Issuer and its effect on holders of the Common Stock; the outcome of the discussions and actions referenced above; past and current actions previously disclosed by the Issuer taken by the Board of Directors; price levels of the Common Stock; other investment opportunities available to the Reporting Party; conditions in the securities market; and general economic and industry conditions; the Reporting Party may, in the future, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitations: opposing the proposed recombination of the Issuer and its subsidiaries announced by the Issuer; purchasing additional shares of Common Stock, or selling some or all of their shares of Common Stock; engaging in short selling of or any hedging or similar transactions with respect to the Common Stock; acquiring the Issuer; exploring litigation possibilities; soliciting outside parties that may have an interest in acquiring the Issuer for fair consideration; seeking representation on the Issuer’s Board of Directors; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Party has no present plan or proposal that would relate to or result in any of the matters set forth below:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j) Any action similar to any of those enumerated above.
     The Reporting Party intends to request that the Issuer’s management disclose the identities of the financial advisors recently hired by the Issuer and its subsidiaries to advise on the proposed recombination. Further, the Reporting Party intends to request that the Issuer disclose the method of determining the compensation amounts paid to such advisors, the method to be used to calculate future potential compensation, including potential contingent compensation, which may be due these advisors.
     The Reporting Party intends to request that the Issuer remove its “poison pill” takeover defense and any other takeover defenses. In the opinion of the Reporting Party, such measures may be cause for the decline in the market price of the Issuer’s Common Stock and may potentially hinder efforts to attract additional capital in the future.
Item 5. Interest in Securities of the Issuer.
(a) Mr. Taylor has direct beneficial ownership of 691,249 shares of the Issuer held in an individual retirement account for his benefit. TIF has direct beneficial ownership of 1,607,375 shares of the Issuer. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of TIF. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 2,298,624 shares of the Issuer constituting 7.2% of the Issuer’s shares of Common Stock outstanding as of May 15, 2009.
(b) Mr. Taylor has the sole power to vote and to dispose or direct the disposition of 2,298,624 shares of the Issuer’s Common Stock.
(c) Mr. Taylor has made the following purchases of the Issuer’s Common Stock on the open market since October 13, 2008:

Name	Date	Number of Shares	Price per Share
Stephen Taylor	10/13/2008	27,421	$0.55
Stephen Taylor	10/17/2008	34,533	$0.87
Stephen Taylor	10/20/2008	15,000	$0.76
Stephen Taylor	10/24/2008	59,295	$0.45
Stephen Taylor	11/4/2008	40,000	$0.57
Stephen Taylor	12/30/2008	50,000	$0.39
Stephen Taylor	1/6/2009	50,000	$0.57
Stephen Taylor	3/10/2009	20,000	$0.25
Stephen Taylor	3/31/2009	50,000	$0.36

Name	Date	Number of Shares	Price per Share
Stephen Taylor	5/8/2009	25,000	$0.70
Stephen Taylor	5/14/2009	30,000	$0.55
Stephen Taylor	5/26/2009	50,000	$0.60
Stephen Taylor	5/28/2009	50,000	$0.58
Stephen Taylor	6/9/2009	40,000	$0.54
Stephen Taylor	6/25/2009	100,000	$0.33
Stephen Taylor	6/26/2009	50,000	$0.34
TAM	12/2/2008	100,000	$0.37
TAM	12/3/2008	59,415	$0.35
TAM	12/5/2008	22,129	$0.3445
TAM	12/9/2008	50,000	$0.359
TAM	12/15/2008	25,000	$0.4132
TAM	12/16/2008	50,000	$0.3709
TAM	12/23/2008	100,000	$0.37
TAM	12/26/2008	25,000	$0.36
TAM	12/29/2008	25,000	$0.388
TAM	12/30/2008	71,669	$0.3727
TAM	12/30/2008	21,157	$0.3994
TAM	12/31/2008	25,000	$0.4587
TAM	1/2/2009	25,000	$0.4855
TAM	1/5/2009	100,000	$0.4905
TAM	1/6/2009	89,400	$0.6268
TAM	1/6/2009	47,924	$0.6328
TAM	1/7/2009	25,000	$0.6849
TAM	1/8/2009	13,000	$0.6199
TAM	1/15/2009	23,700	$0.46
TAM	2/19/2009	30,000	$0.29
TAM	3/25/2009	70,000	$0.25
TAM	3/25/2009	100,000	$0.2565
TAM	5/4/2009	65,527	$0.4392
TAM	5/5/2009	200,000	$0.4698
TAM	5/8/2009	26,300	$0.69
TAM	5/12/2009	50,000	$0.5382
TAM	5/14/2009	11,390	$0.49
TAM	5/15/2009	50,000	$0.5118
TAM	5/26/2009	50,000	$0.5812
TAM	6/1/2009	13,571	$0.54
TAM	6/2/2009	75,000	$0.62
TAM	6/3/2009	9,400	$0.52
TAM	6/4/2009	57,793	$0.486
     (d) N/A
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer
     N/A
Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of June 30, 2009

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2009

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc. its Investment Manager

By:	/s/ Stephen S. Taylor

Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor

Stephen S. Taylor, Individually

EXHIBIT A
JOINT FILING AGREEMENT
          THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 30th day of June, 2009, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.
          The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Quest Resource Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.
          This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc. its Investment Manager

By:	/s/ Stephen S. Taylor

Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor

Stephen S. Taylor, Individually